Exhibit 99.2

THE TORONTO-DOMINION BANK

EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES,

LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES, AND

PREFERRED SHARES CLASSIFIED AS EQUITY

FOR THE TWELVE MONTHS ENDED JULY 31, 2015

TD Bank Group (“TD” or the “Bank”) dividend requirements on all its outstanding preferred shares in respect of the twelve months ended July 31, 2015 and adjusted to a before-tax equivalent using an effective tax rate of 17.7% for the twelve months ended July 31, 2015, amounted to $120.3 million for the twelve months ended July 31, 2015. The Bank’s interest and dividend requirements on all subordinated notes and debentures, preferred shares and liabilities for preferred shares and capital trust securities, after adjustment for new issues and retirement, amounted to $779.2 million for the twelve months ended July 31, 2015. The Bank’s reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $9,601 million for the twelve months ended July 31, 2015, which was 12.3 times the Bank’s aggregate dividend and interest requirement for this period.

On an adjusted basis, the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes for the twelve months ended July 31, 2015, was $10,272 million, which was 13.2 times the Bank’s aggregate dividend and interest requirement for this period.

The Bank’s financial results are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used herein are not defined terms under IFRS, and, therefore, may not be comparable to similar terms used by other issuers. Please see the “Financial Results Overview – How the Bank Reports” section of the Bank’s 2014 Management's Discussion and Analysis (MD&A) and the “How We Performed – How the Bank Reports” section of the Bank’s third quarter 2015 MD&A for a reconciliation between the Bank’s reported and adjusted results.